UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Results of 2011 EBA EU-wide stress test dated 15 July 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 15, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 15, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC

Statement on results of the 2011 EBA EU-wide stress test

Barclays PLC notes the publication of the stress test outcomes for European banks by the European Banking Authority ("EBA") today.  In summary and under EBA assumptions:

- The EBA-defined stressed Core Tier 1 capital ("CT1") ratio is 7.3%. This is significantly above the 5% minimum level set by the EBA.

- The EBA methodology assumes zero capital value for Barclays investment in BlackRock. Without this deduction Barclays stressed CT1 ratio would be close to 8%.

- Throughout the stressed period Barclays remains profitable and its capital resources increase.

- RWAs are assumed to increase by about £150bn resulting in the reduced CT1 ratio.

Outcome of the modelled stressed scenario at 31 December 2012

2010 Basel-defined CT1 ratio	10.8%

2010 EBA-defined CT1 ratio	10.0%

EBA Stress Test Results
2 year cumulative operating profit	£ 14,968m

2 year cumulative banking book impairment	£ (11,018m)

EBA-calculated risk weighted assets ("RWAs")	£567,454m

Resulting EBA stressed CT1 ratio	7.3%

Barclays regularly conducts stress tests, for internal purposes and for the FSA.  The results consistently demonstrate that Barclays has capital in excess of all regulatory requirements.

Notes:

•    The stress test was carried out based on the EBA common methodology and key common assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures) as published in the EBA Methodological Note and is intended by the EBA to provide a what-if analysis aimed at supporting the supervisory assessment of the adequacy of capital of European banks.  Therefore, the information relative to the baseline scenarios is provided only for comparison purposes.  Neither the baseline scenario nor the adverse scenario should in any way be construed as a Barclays forecast or directly compared to other information prepared by Barclays.

• More details on the scenarios, assumptions and methodology are available from the EBA website: http://eba.europe.eu/EU-wide-stress-testing/2011.aspx

•    The EBA stress test methodology makes no allowance for management actions regarding portfolio composition over time or cost reductions to mitigate the modelled stresses.  The full summary of EBA stress test results, attached in the Appendix to this announcement, provides further details of the impact of these stresses on Barclays.   A GBP-denominated spreadsheet is available via the Investor Relations website: http://group.barclays.com/Investor-Relations/Investor-news/Regulatory-announcements

• Barclays expects to announce its Interim Results for the 6 months to the end of June 2011 on 2 August 2011.

•    Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people.  Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.  For further information about Barclays, please visit our website www.barclays.com. Neither the content of the Barclays website nor any website accessible by hyperlinks on the Barclays website is incorporated in, or forms any part of, this announcement

- ENDS-

For enquiries, please contact:

Barclays PLC
Investor Relations                                                                                         Media Relations
Stephen Jones                                                                                                Giles Croot
+44 (0) 20 7116 5752                                                                                      +44 (0) 20 7116 4755

Appendix

Results of the 2011 EBA EU-wide stress test: Summary (1-3)

Name of the bank: Barclays

Actual results at 31 December 2010	million EUR, %

Operating profit before impairments	13,243
Impairment losses on financial and non-financial assets in the banking book	-6,571

Risk weighted assets (4)	461,107
Core Tier 1 capital (4)	46,232
Core Tier 1 capital ratio, % (4)	10.0%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark	0

Outcomes of the adverse scenario at 31 December 2012, excluding all mitigating actions taken in 2011%
Core Tier 1 Capital ratio	7.3%

Outcomes of the adverse scenario at 31 December 2012, including recognised mitigating measures as of 30 April 2011	million EUR, %

2 yr cumulative operating profit before impairments	17,340
of which 2 yr cumulative losses from the stress in the trading book	-6,137
of which valuation losses due to sovereign shock	-752
2 yr cumulative impairment losses on financial and non-financial assets in the banking book	-12,764

Risk weighted assets	657,378
Core Tier 1 Capital	48,039
Core Tier 1 Capital ratio (%)	7.3%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark	0

Effects from the recognised mitigating measures put in place until 30 April 2011 (5)
Equity raisings announced and fully committed between 31 December 2010 and 30 April 2011 (CT1 million EUR)
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)

Additional taken or planned mitigating measures	percentage points contributing to capital ratio
Use of provisions and/or other reserves (including release of countercyclical provisions)
Divestments and other management actions taken by 30 April 2011
Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules
Future planned issuances of common equity instruments (private issuances)
Future planned government subscriptions of capital instruments (including hybrids)
Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities
Supervisory recognised capital ratio after all current and future mitigating actions as of 31 December 2012, % (6)	7.3%

Notes
(1) The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption and incorporates regulatory transitional floors, where binding (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx  for the details on the EBA methodology).

(2) All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3) Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank's forecast or directly compared to bank's other published information.
(4) Full static balance sheet assumption excluding any mitigating management actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures and capital raisings fully paid in before 31 December 2010 are included).

(5) Effects of capital raisings, government support and mandatory restructuring plans publicly announced and fully committed in period from 31 December 2010 to 30 April 2011, which are incorporated in the Core Tier 1 capital ratio reported as the outcome of the stress test.

(6) The supervisory recognised capital ratio computed on the basis of additional mitigating measures  presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet "3 - Mitigating measures).

Results of the 2011 EBA EU-wide stress test: Aggregate information and evolution of capital (1-4)

Name of the bank: Barclays

All in million EUR, or %

A. Results of the stress test based on the full static balance sheet assumption without any mitigating actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures fully paid in before 31 December 2010 are included)

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	461,107	527,522	541,911	595,739	657,378
Common equity according to EBA definition	46,232	49,141	54,148	46,101	48,039
of which ordinary shares subscribed by government
Other existing subscribed government capital (before 31 December 2010)
Core Tier 1 capital (full static balance sheet assumption)	46,232	49,141	54,148	46,101	48,039
Core Tier 1 capital ratio (%)	10.0%	9.3%	10.0%	7.7%	7.3%

B. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 31 December 2010

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	461,107	527,522	541,911	595,739	657,378
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on RWA (+/-)
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	461,107	527,522	541,911	595,739	657,378
Core Tier 1 Capital (full static balance sheet assumption)	46,232	49,141	54,148	46,101	48,039
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on Core Tier 1 capital (+/-)
Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	46,232	49,141	54,148	46,101	48,039
Core Tier 1 capital ratio (%)	10.0%	9.3%	10.0%	7.7%	7.3%

C. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 30 April 2011

Capital adequacy	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	461,107	527,522	541,911	595,739	657,378
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on RWA (+/-)
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 30 April 2011		527,522	541,911	595,739	657,378
of which RWA in banking book		349,229	350,149	370,596	384,240
of which RWA in trading book		99,229	99,229	100,762	100,762
of which RWA on securitisation positions (banking and trading book)		40,124	53,593	85,441	133,437
Total assets after the effects of mandatory restructuring plans publicly announced and fully committed and equity raised and fully committed by 30 April 2011	1,725,709	1,725,709	1,725,709	1,725,709	1,725,709
Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	46,232	49,141	54,148	46,101	48,039
Equity raised between 31 December 2010 and 30 April 2011
Equity raisings fully committed (but not paid in) between 31 December 2010 and 30 April 2011
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)
Core Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		49,141	54,148	46,101	48,039
Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		58,244	63,251	54,625	56,562
Total regulatory capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		80,924	86,440	77,205	79,778
Core Tier 1 capital ratio (%)	10.0%	9.3%	10.0%	7.7%	7.3%
Additional capital needed to reach a 5% Core Tier 1 capital benchmark

Profit and losses	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Net interest income	14,508	13,100	12,450	12,692	12,159
Trading income	9,358	8,028	8,011	5,817	6,329
of which trading losses from stress scenarios		-1,113	-1,131	-3,325	-2,812
of which valuation losses due to sovereign shock				-376	-376
Other operating income (5)	12,125	11,853	12,127	11,549	11,922
Operating profit before impairments	13,243	9,958	11,339	8,038	9,302
Impairments on financial and non-financial assets in the banking book (6)	-6,571	-4,385	-3,946	-6,501	-6,263
Operating profit after impairments and other losses from the stress	6,672	5,573	7,393	1,536	3,039
Other income (5,6)	310	102	95	100	90
Net profit after tax (7)	5,237	4,274	5,328	1,212	2,068
of which carried over to capital (retained earnings)	3,346	2,623	3,481	147	855
of which distributed as dividends	749	587	780	33	192

Additional information	2010	Baseline scenario		Adverse scenario
		2011	2012	2011	2012
Deferred Tax Assets (8)	2,916	4,024	3,717	5,145	6,187
Stock of provisions (9)	14,428	18,813	22,759	20,930	27,192
of which stock of provisions for non-defaulted assets	3,150	3,184	3,212	3,245	3,298
of which Sovereigns (10)	0	17	30	22	43
of which Institutions (10)	20	37	52	93	125
of which Corporate (excluding Commercial real estate)	827	827	827	827	827
of which Retail (excluding Commercial real estate)	2,200	2,200	2,200	2,200	2,200
of which Commercial real estate (11)	103	103	103	103	103
of which stock of provisions for defaulted assets	11,278	15,629	19,547	17,685	23,894
of which Corporate (excluding Commercial real estate)	1,930	3,087	3,994	3,853	5,695
of which Retail (excluding commercial real estate)	6,302	8,958	11,297	9,715	13,068
of which Commercial real estate	1,059	1,267	1,440	1,347	1,628
Coverage ratio (%) (12)
Corporate (excluding Commercial real estate)	20%	23%	25%	27%	30%
Retail (excluding Commercial real estate)	30%	32%	32%	33%	34%
Commercial real estate	35%	35%	34%	36%	37%
Loss rates (%) (13)
Corporate (excluding Commercial real estate)	0.3%	0.5%	0.4%	0.9%	0.9%
Retail (excluding Commercial real estate)	0.3%	0.8%	0.7%	1.0%	1.0%
Commercial real estate	0.5%	1.0%	0.8%	1.4%	1.3%
Funding cost (bps)	90			223	339

D. Other mitigating measures (see Mitigating measures worksheet for details), million EUR (14)

All effects as compared to regulatory aggregates as reported in Section C		Baseline scenario		Adverse scenario
		2011	2012	2011	2012
A) Use of provisions and/or other reserves (including release of countercyclical provisions), capital ratio effect (6)
B) Divestments and other management actions taken by 30 April 2011, RWA effect (+/-)
B1) Divestments and other business decisions taken by 30 April 2011, capital ratio effect (+/-)
C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, RWA effect (+/-)
C1) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, capital ratio effect (+/-)
D) Future planned issuances of common equity instruments (private issuances), capital ratio effect
E) Future planned government subscriptions of capital instruments (including hybrids), capital ratio effect
F) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, RWA effect (+/-)
F1) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, capital ratio effect (+/-)
Risk weighted assets after other mitigating measures (B+C+F)		527,522	541,911	595,739	657,378
Capital after other mitigating measures (A+B1+C1+D+E+F1)		49,141	54,148	46,101	48,039
Supervisory recognised capital ratio (%)(15)		9.3%	10.0%	7.7%	7.3%

Notes and definitions
(1) The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx  for the details on the EBA methodology).

(2) All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3) Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank's forecast or directly compared to bank's other published information.
(4) Regulatory transitional floors are applied where binding. RWA for credit risk have been calculated in accordance with the EBA methodology assuming an additional floor imposed at a level of RWA, before regulatory transitional floors, for December 2010 for both IRB and STA portfolios.

(5) Banks are required to provide explanations of what "Other operating income" and "Other income" constitutes for.
Composition of "Other operating income" and "Other income":
Other operating income:  Net fee and commission income,  net investment income
Other income:  Share of post-tax results of associates and joint ventures,  profit on disposals and gain on acquisitions (2010 only)

(6) If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included  either in rows "Impairments on financial assets in the banking book" or "Other income" for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D as other mitigating measures.

(7) Net profit includes profit attributable to minority interests.
(8) Deferred tax assets as referred to in paragraph 69 of BCBS publication dated December 2010 : "Basel 3 - a global regulatory framework for more resilient banks and banking systems".
(9) Stock of provisions includes collective and specific provisions as well as countercyclical provisions, in the jurisdictions, where required by the national legislation.
(10) Provisions for non-defaulted exposures to sovereigns and financial institutions have been computed taking into account benchmark risk parameters (PDs and LGDs) provided by the EBA and referring to external credit ratings and assuming hypothetical scenario of rating agency downgrades of sovereigns.

(11) For definition of commercial real estate please refer to footnote (5) in the worksheet "4 - EADs".
(12) Coverage ratio = stock of provisions on defaulted assets / stock of defaulted assets expressed in EAD for the specific portfolio.
(13) Loss rate = total impairment flow (specific and collective impairment flow) for a year / total EAD for the specific portfolio (including defaulted and non-defaulted assets but excluding securitisation and counterparty credit risk exposures).

(14) All elements are be reported net of tax effects.
(15) The supervisory recognised capital ratio computed on the basis of additional mitigating measures  presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet "3 - Mitigating measures).

Results of the 2011 EBA EU-wide stress test: Composition of capital as of 31 December 2010

Name of the bank: Barclays

Situation at December 2010	December 2010		References to COREP reporting
	Million EUR	% RWA
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	52,435	11.4%	COREP CA 1.1 - hybrid instruments and government support measures other than ordinary shares
Of which: (+) eligible capital and reserves	58,807	12.8%	COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-9,645	-2.1%	Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets (1)	-394	-0.1%	Prudential filters for regulatory capital (COREP line 1.1.2.6.06)
B) Deductions from common equity (Elements deducted from original own funds) (-)	-6,203	-1.3%	COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-3,236	-0.7%	Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA	-2,733	-0.6%	COREP line 1.3.7 included in line 1.3.T1*
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-195	0.0%	As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)
C) Common equity (A+B)	46,232	10.0%
Of which: ordinary shares subscribed by government	0	0.0%	Paid up ordinary shares subscribed by government
D) Other Existing government support measures (+)	0	0.0%
E) Core Tier 1 including existing government support measures (C+D)	46,232	10.0%	Common equity + Existing government support measures included in T1 other than ordinary shares
Difference from benchmark capital threshold (CT1 5%)	23,177	5.0%	Core tier 1 including government support measures - (RWA*5%)
F) Hybrid instruments not subscribed by government	8,528	1.8%	Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from 1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	54,760	11.9%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)
Tier 2 Capital (Total additional own funds for general solvency purposes)	23,528	5.1%	COREP CA 1.5
Tier 3 Capital (Total additional own funds specific to cover market risks)	0	0.0%	COREP CA 1.6
Total Capital (Total own funds for solvency purposes)	78,289	17.0%	COREP CA 1
Memorandum items
Amount of holdings, participations and subordinated claims in credit, financial and insurance institutions not deducted for the computation of core tier 1 but deducted for the computation of total own funds	-3,236	-0.7%	Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC not deducted for the computation of original own funds
Amount of securitisation exposures not included in RWA and not deducted for the computation of core tier 1 but deducted for the computation of total own funds	-2,733	-0.6%	Total of items as defined by Article 57 (r) of Directive 2006/48/EC not deducted for the computation of original own funds
Deferred tax assets (2)	2,916	0.6%	As referred to in paragraph 69 of BCBS publication dated December 2010 : "Basel 3 - a global regulatory framework for more resilient banks and banking systems"
Minority interests (excluding hybrid instruments) (2)	3,393	0.7%	Gross amount of minority interests as defined by Article 65 1. (a) of Directive 2006/48/EC
Valuation differences eligible as original own funds (-/+) (3)	-	0.0%	COREP line 1.1.2.6

Notes and definitions
(1) The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.
(2) According to the Basel 3 framework specific rules apply for the treatment of these items under the Basel 3 framework, no full deduction is required for the computation of common equity.
(3) This item represents the impact in original own funds of valuation differences arising from the application of fair value measurement to certain financial instruments (AFS/FVO) and property assets after the application of prudential filters.

Results of the 2011 EBA EU-wide stress test: Overview of mitigating measures (1-2)

Name of the bank: Barclays

Use of countercyclical provisions, divestments and other management actions

Please fill in the table using a separate row for each measure	Narrative description						Date of completion (actual or planned for future issuances)	Capital / P&L impact (in million EUR)	RWA impact (in million EUR)	Capital ratio impact (as of 31 December 2012) %
A) Use of provisions and/or other reserves (including release of countercyclical provisions), (3)

B) Divestments and other management actions taken by 30 April 2011
1)
C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules
1)

Future capital raisings and other back stop measures

Please fill in the table using a separate row for each measure	Date of issuance (actual or planned for future issuances, dd/mm/yy)	Amount	Maturity	Loss absorbency in going concern	Flexibility of payments (capacity to suspend the payments)	Permanence (Undated and without incentive to redeem)	Conversion clause (where appropriate)
							Nature of conversion	Date of conversion	Triggers	Conversion in common equity
		(in million EUR)	(dated/ undated) (4)	(Yes/No)	(Yes/No)	(Yes/No)	(mandatory/ discretionary)	(at any time/from a specific date: dd/mm/yy)	(description of the triggers)	(Yes/No)
D) Future planned issuances of common equity instruments (private issuances)

E) Future planned government subscriptions of capital instruments (including hybrids)
1) Denomination of the instrument
F) Other (existing and future) instruments recognised as back stop measures by national supervisory authorities (including hybrids)
1) Denomination of the instrument

Notes and definitions
(1) The order of the measures follows the order of mitigating measures reported in the Section D of the worksheet "1 - Aggregate information".
(2) All elements are be reported net of tax effects.
(3) If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included  either in rows "Impairments on financial assets in the banking book" or "Other income" for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D of the worksheet "1- Aggregate information" as other mitigating measures and explained in this worksheet.

(4) If dated please insert the maturity date (dd/mm/yy) otherwise specify undated.

Results of the 2011 EBA EU-wide stress test: Credit risk exposures (EAD - exposure at default), as of 31 December 2010, mln EUR, (1-5)

Name of the bank:	Barclays

All values in million EUR, or %
	Non-defaulted exposures										Defaulted exposures (excluding sovereign)	Total exposures (7)
	Institutions	Corporate (excluding commercial real estate)	Retail (excluding commercial real estate)						Commercial Real Estate
				of which Residential mortgages		of which Revolving	of which SME	of which other		Loan to Value (LTV) ratio (%)(6)
					Loan to Value (LTV) ratio (%),(6)
Austria	344	439	0	0	0%	0	0	0	53	100%	0	1,211
Belgium	553	2,020	0	0	0%	0	0	0	76	130%	0	3,743
Bulgaria	1	0	0	0	0%	0	0	0	0	0%	0	1
Cyprus	217	159	47	45	67%	0	0	2	0	0%	0	425
Czech Republic	86	40	0	0	0%	0	0	0	0	0%	0	138
Denmark	303	518	59	0	0%	59	0	0	90	90%	7	1,234
Estonia	0	5	0	0	0%	0	0	0	0	0%	0	7
Finland	326	544	0	0	0%	0	0	0	8	120%	0	964
France	4,087	7,217	4,425	3,819	50%	0	345	261	423	75%	171	17,704
Germany	10,716	7,201	2,447	0	0%	2,078	0	369	2,512	75%	180	38,768
Greece	74	103	19	0	0%	19	0	0	0	0%	13	209
Hungary	272	81	0	0	0%	0	0	0	0	0%	0	400
Iceland					0%				0	0%		0
Ireland	1,614	2,129	0	0	0%	0	0	0	80	140%	4	4,194
Italy	1,258	3,687	18,720	15,587	45%	499	11	2,622	161	75%	534	26,227
Latvia	0	6	0	0	0%	0	0	0	0	0%	0	8
Liechtenstein					0%				0	0%		0
Lithuania	0	0	0	0	0%	0	0	0	0	0%	0	3
Luxembourg	415	1,085	135	63	67%	0	64	8	53	85%	11	1,700
Malta	0	44	88	40	47%	0	1	46	0	0%	0	135
Netherlands	1,538	5,714	0	0	0%	0	0	0	215	90%	0	7,668
Norway	221	474	415	0	0%	415	0	0	0	0%	30	1,784
Poland	186	107	0	0	0%	0	0	0	0	0%	0	320
Portugal	163	3,771	6,473	4,024	61%	762	845	841	457	55%	612	12,613
Romania	1	3	0	0	0%	0	0	0	0	0%	0	4
Slovakia	16	0	0	0	0%	0	0	0	0	0%	0	59
Slovenia	5	1	0	0	0%	0	0	0	0	0%	0	37
Spain	1,138	9,623	21,802	18,197	58%	313	1,837	1,455	1,474	55%	3,617	43,922
Sweden	378	1,315	392	0	0%	392	0	0	536	95%	44	2,751

	Non-defaulted exposures										Defaulted exposures (excluding sovereign)	Total exposures (7)
	Institutions	Corporate (excluding commercial real estate)	Retail (excluding commercial real estate)						Commercial Real Estate
				of which Residential mortgages		of which Revolving	of which SME	of which other		Loan to Value (LTV) ratio (%)(6)
					Loan to Value (LTV) ratio (%),(6)
United Kingdom	10,735	111,667	191,592	131,873	43%	36,050	13,756	9,913	12,028	58%	8,358	363,185
United States	4,978	54,155	8,546	30	68%	7,483	65	969	3,487	95%	864	128,465
Japan	1,475	1,046	0	0	0%	0	0	0	268	90%	0	29,727
Other non EEA non Emerging countries	650	373	230	90	56%	0	51	89	11	45%	0	1,387
Asia	4,154	11,129	868	180	54%	41	8	639	193	85%	115	22,383
Middle and South America	702	2,248	233	163	42%	0	65	5	1	70%	0	3,234
Eastern Europe non EEA	2,090	718	0	0	0%	0	0	0	0	0%	0	2,958
Others	5,176	41,823	60,811	36,883	45%	7,241	3,526	13,161	5,328	65%	6,031	138,784
Total	53,873	269,446	317,301	210,995	45%	55,352	20,575	30,378	27,456	68%	20,593	856,349

Notes and definitions
(1) EAD - Exposure at Default or exposure value in the meaning of the CRD.
(2) The EAD reported here are based on the methodologies and portfolio breakdowns used in the 2011 EU-wide stress test, and hence may differ from the EAD reported by banks in their Pillar 3 disclosures, which can vary based on national regulation. For example, this would affect breakdown of EAD for real estate exposures and SME exposures.

(3) Breakdown by country and macro area (e.g. Asia) when EAD >=5%. In any case coverage 100% of total EAD should be ensured (if exact mapping of some exposures to geographies is not possible, they should be allocated to the group "others").

(4) The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(5) Residential real estate property which is or will be occupied or let by the owner, or the beneficial owner in the case of personal investment companies, and commercial real estate property, that is, offices and other commercial premises, which are recognised as eligible collateral in the meaning of the CRD, with the following criteria, which need to be met:
(a) the value of the property does not materially depend upon the credit quality of the obligor. This requirement does not preclude situations where purely macro economic factors affect both the value of the property and the performance of the borrower; and
(b) the risk of the borrower does not materially depend upon the performance of the underlying property or project, but rather on the underlying capacity of the borrower to repay the debt from other sources. As such, repayment of the facility does not materially depend on any cash flow generated by the underlying property serving as collateral.

(6) Loan to value ratio - ratio of EAD to the market value of real estate used as collateral for such exposures. Given the different methodologies applied to assessing the value, the bank is required to explain the computation of the ratio. In particular (a) whether collateral values is marked-to-market or any other valuation method is used, (b) whether the amount has been adjusted for principal repayments, and (c) how guarantees other than the underlying property are treated.

Definition of Loan to Value ratio used:
Residential Mortgages:  Defined as the amount borrowed secured by residential property as a percentage of the appraised value.
Commercial Real Estate:  Based on internal management estimates, defined as the ratio of nominal loan balance secured by commercial property to the appraised value of the property.

(7) Total exposures is the total EAD according to the CRD definition based on which the bank computes RWA for credit risk. Total exposures, in addition to the exposures broken down by regulatory portfolios in this table, include EAD for securitisation transactions, counterparty credit risk, sovereigns, guaranteed by sovereigns, public sector entities and central banks.

	Results of the 2011 EBA EU-wide stress test: Exposures to sovereigns (central and local governments), as of 31 December 2010, mln EUR (1,2)

	Name of the bank:	Barclays

	All values in million EUR

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Austria	0	0	0	0	0	0	33	-94
1Y		0	0	0	0	0	0	40	-53
2Y		2	0	0	0	0	0	38	-12
3Y		14	0	0	0	0	0	-123	-71
5Y		236	0	86	0	0	86	31	124
10Y		96	0	0	0	0	0	19	-123
15Y		252	0	0	0	0	0	64	0
		601	0	86	0	0	86	101	-229
3M	Belgium	1,696	0	1,462	1,399	0	63	-45	0
1Y		243	0	96	104	0	0	-2	-1
2Y		103	0	61	0	0	61	-134	0
3Y		300	0	273	40	0	233	-194	42
5Y		798	0	659	0	0	659	-18	-159
10Y		161	0	0	0	0	0	-68	83
15Y		149	0	0	0	0	0	-100	0
		3,449	0	2,550	1,543	0	1,016	-562	-34
3M	Bulgaria	0	0	0	0	0	0	0	-45
1Y		0	0	0	0	0	0	0	41
2Y		0	0	0	0	0	0	0	42
3Y		0	0	0	0	0	0	0	-60
5Y		0	0	0	0	0	0	0	-14
10Y		0	0	0	0	0	0	0	8
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	-28
3M	Cyprus	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		2	0	2	0	0	2	0	0
3Y		0	0	0	0	0	0	0	0
5Y		2	0	2	0	0	2	0	0
10Y		3	0	3	0	0	3	0	0
15Y		0	0	0	0	0	0	0	0
		7	0	7	0	0	7	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Czech Republic	1	0	1	0	0	1	5	0
1Y		0	0	0	0	0	0	0	38
2Y		0	0	0	0	0	0	0	32
3Y		12	0	7	0	0	7	0	-52
5Y		33	0	33	0	0	33	-3	-9
10Y		14	0	14	0	0	14	0	-18
15Y		0	0	0	0	0	0	0	0
		61	0	56	0	0	56	2	-8
3M	Denmark	56	0	0	0	0	0	23	0
1Y		3	0	3	0	0	3	29	-4
2Y		0	0	0	0	0	0	-3	-5
3Y		134	0	134	0	0	134	-9	127
5Y		16	0	16	0	0	16	-28	-7
10Y		15	0	0	0	0	0	-22	-1
15Y		0	0	0	0	0	0	-2	0
		224	0	153	0	0	153	-12	110
3M	Estonia	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	-35
3Y		0	0	0	0	0	0	0	-14
5Y		0	0	0	0	0	0	0	31
10Y		0	0	0	0	0	0	0	6
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	-12
3M	Finland	597	0	20	0	0	20	36	0
1Y		0	0	0	0	0	0	-72	0
2Y		8	0	0	0	0	0	-211	-42
3Y		0	0	0	0	0	0	36	96
5Y		18	0	0	0	0	0	45	-101
10Y		91	0	91	0	0	91	76	54
15Y		20	0	17	0	0	17	-48	0
		734	0	127	0	0	127	-140	7

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	France	1,666	0	0	0	0	0	19	33
1Y		834	0	144	172	0	0	-9	92
2Y		174	0	0	10	0	0	-1	-34
3Y		557	0	325	0	0	325	26	-6
5Y		470	0	0	0	0	0	19	-105
10Y		2,193	0	1,166	0	0	1,166	91	83
15Y		892	0	0	0	0	0	251	0
		6,786	0	1,635	182	0	1,491	395	63
3M	Germany	370	0	0	148	0	0	383	190
1Y		602	0	356	0	0	350	425	10
2Y		367	0	0	0	0	0	-125	81
3Y		469	0	0	0	0	0	327	-4
5Y		1,524	0	0	0	0	0	232	-59
10Y		496	0	0	0	0	0	412	14
15Y		899	0	0	0	0	0	-867	0
		4,727	0	356	148	0	350	786	233
3M	Greece	8	0	0	0	0	0	0	-38
1Y		3	0	0	0	0	0	0	63
2Y		7	0	0	0	0	0	1	-11
3Y		48	0	24	0	0	24	2	-39
5Y		27	0	0	0	0	0	0	8
10Y		55	0	35	0	0	35	0	32
15Y		45	0	34	0	0	34	-4	0
		192	0	93	0	0	93	-1	15
3M	Hungary	1	0	1	0	0	1	0	100
1Y		1	0	1	0	0	1	0	-75
2Y		0	0	0	0	0	0	1	-26
3Y		33	0	33	0	0	33	5	-9
5Y		19	0	0	0	0	0	0	96
10Y		0	0	0	0	0	0	0	-35
15Y		0	0	0	0	0	0	0	0
		53	0	34	0	0	34	6	52

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Iceland	0	0	0	0	0	0	0	-33
1Y		0	0	0	0	0	0	0	-29
2Y		0	0	0	0	0	0	0	50
3Y		0	0	0	0	0	0	0	-1
5Y		0	0	0	0	0	0	0	5
10Y		0	0	0	0	0	0	0	-56
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	-64
3M	Ireland	70	0	0	0	0	0	-19	56
1Y		19	0	0	5	0	0	13	-93
2Y		30	0	30	1	0	29	-10	-129
3Y		322	0	316	230	0	85	6	-83
5Y		22	0	21	2	0	19	5	218
10Y		43	0	15	1	0	13	4	-39
15Y		25	0	25	0	0	25	13	0
		532	0	407	240	0	171	12	-70
3M	Italy	452	0	409	0	0	409	0	44
1Y		1,220	0	692	213	0	479	-1	36
2Y		503	0	217	104	0	113	-210	100
3Y		725	0	581	37	0	544	-4	413
5Y		2,685	0	1,017	589	0	428	-187	-351
10Y		2,263	0	0	434	0	0	-88	-403
15Y		1,532	0	0	0	0	0	733	-33
		9,379	0	2,915	1,377	0	1,972	243	-194
3M	Latvia	0	0	0	0	0	0	0	-2
1Y		0	0	0	0	0	0	0	-3
2Y		0	0	0	0	0	0	0	-55
3Y		0	0	0	0	0	0	0	23
5Y		0	0	0	0	0	0	0	26
10Y		0	0	0	0	0	0	0	-12
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	-23

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Liechtenstein	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M	Lithuania	0	0	0	0	0	0	0	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	-44
3Y		43	0	43	0	0	43	0	-12
5Y		0	0	0	0	0	0	0	1
10Y		8	0	8	0	0	8	0	-7
15Y		0	0	0	0	0	0	0	0
		51	0	51	0	0	51	0	-63
3M	Luxembourg	0	0	0	0	0	0	-2	0
1Y		0	0	0	0	0	0	4	0
2Y		0	0	0	0	0	0	3	0
3Y		0	0	0	0	0	0	2	0
5Y		0	0	0	0	0	0	-1	0
10Y		0	0	0	0	0	0	5	0
15Y		0	0	0	0	0	0	-11	0
		0	0	0	0	0	0	0	0
3M	Malta	0	0	0	0	0	0	2	0
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		0	0	0	0	0	0	0	0
5Y		0	0	0	0	0	0	0	0
10Y		0	0	0	0	0	0	0	0
15Y		0	0	0	0	0	0	0	0
		0	0	0	0	0	0	2	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Netherlands	562	0	0	0	0	0	246	0
1Y		78	0	70	0	0	70	-127	0
2Y		27	0	13	0	0	13	40	0
3Y		140	0	0	0	0	0	100	-14
5Y		1,387	0	1,120	0	0	1,120	690	-173
10Y		212	0	0	0	0	0	-538	-50
15Y		81	0	0	0	0	0	-145	0
		2,486	0	1,203	0	0	1,203	266	-237
3M	Norway	0	0	0	0	0	0	11	0
1Y		0	0	0	0	0	0	-38	0
2Y		1	0	1	0	0	1	-189	-60
3Y		0	0	0	0	0	0	2	38
5Y		72	0	72	0	0	72	9	-25
10Y		3	0	3	0	0	3	-9	14
15Y		0	0	0	0	0	0	144	0
		76	0	76	0	0	76	-71	-33
3M	Poland	0	0	0	0	0	0	-37	11
1Y		10	0	7	0	0	7	0	-7
2Y		9	0	4	0	0	4	0	94
3Y		30	0	0	0	0	0	0	-43
5Y		19	0	0	0	0	0	0	-26
10Y		33	0	0	0	0	0	0	-22
15Y		18	0	18	0	0	18	0	0
		120	0	30	0	0	30	-37	7
3M	Portugal	162	0	150	0	0	150	12	-36
1Y		73	7	40	0	0	32	0	1
2Y		332	0	332	332	0	0	49	15
3Y		37	0	0	36	0	0	40	-59
5Y		684	0	646	662	0	0	-1	186
10Y		60	1	0	0	0	0	-176	-124
15Y		7	0	7	0	0	7	130	0
		1,356	8	1,174	1,030	0	189	54	-17

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Romania	104	0	104	0	0	104	0	-18
1Y		1	0	0	0	0	0	0	-7
2Y		24	0	24	0	0	24	0	-6
3Y		0	0	0	0	0	0	0	68
5Y		24	0	24	0	0	24	0	-3
10Y		0	0	0	0	0	0	0	6
15Y		0	0	0	0	0	0	0	0
		153	0	152	0	0	152	0	42
3M	Slovakia	0	0	0	0	0	0	-1	-15
1Y		12	0	12	0	0	12	2	0
2Y		1	0	1	0	0	1	1	-9
3Y		0	0	0	0	0	0	-1	36
5Y		18	0	10	0	0	10	3	12
10Y		10	0	8	0	0	8	0	-7
15Y		6	0	6	0	0	6	0	0
		47	0	37	0	0	37	4	16
3M	Slovenia	0	0	0	0	0	0	0	1
1Y		0	0	0	0	0	0	0	0
2Y		0	0	0	0	0	0	0	0
3Y		32	0	32	0	0	32	0	-11
5Y		32	0	32	31	0	1	0	38
10Y		1	0	0	0	0	0	0	0
15Y		1	0	1	0	0	1	0	0
		65	0	64	31	0	33	0	28
3M	Spain	666	20	174	0	0	154	-4	-57
1Y		717	79	628	372	0	178	-45	172
2Y		2,659	0	2,343	2,596	0	0	-201	-133
3Y		548	0	0	0	0	0	-9	-294
5Y		1,322	0	1,118	1,153	0	0	7	513
10Y		1,959	0	853	1,051	0	0	41	-31
15Y		929	0	379	0	0	379	18	0
		8,800	99	5,496	5,172	0	711	-192	169

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Sweden	1,707	0	0	0	0	0	147	0
1Y		75	0	0	0	0	0	-39	0
2Y		0	0	0	0	0	0	-99	-2
3Y		21	0	0	0	0	0	-41	260
5Y		17	0	0	0	0	0	-15	105
10Y		380	0	368	0	0	368	-13	-176
15Y		87	0	87	0	0	87	-7	0
		2,286	0	455	0	0	455	-67	187
3M	United Kingdom	142	0	43	0	0	43	-250	0
1Y		504	0	210	0	0	210	-67	0
2Y		201	0	0	0	0	0	-6	0
3Y		685	0	165	0	0	165	-120	30
5Y		870	0	0	62	0	0	-174	-52
10Y		16,140	0	14,807	11,530	0	3,277	-21	18
15Y		10,479	0	1,544	2,289	0	0	-82	0
		29,022	0	16,770	13,881	0	3,696	-719	-4

	TOTAL EEA 30	71,206	108	33,928	23,604	0	12,190	69	-87

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	United States	895	0	0	0	0	0	14	-7
1Y		6,108	0	2,237	0	0	2,237	18	93
2Y		3,783	0	0	0	0	0	10	405
3Y		5,621	0	528	0	0	528	28	239
5Y		7,011	366	0	0	0	0	22	-499
10Y		5,266	0	0	0	0	0	64	-16
15Y		15,046	0	8,714	0	0	8,714	432	0
		43,731	366	11,480	0	0	11,480	590	214
3M	Japan	2,046	0	2,046	1,904	0	142	-39	-44
1Y		313	0	0	0	0	0	-151	10
2Y		964	0	700	0	0	700	-177	-10
3Y		1,413	0	476	301	0	174	-180	71
5Y		1,534	0	0	312	0	0	57	-76
10Y		3,241	0	1,756	2,048	0	0	81	-10
15Y		2,496	46	350	0	0	350	80	0
		12,008	46	5,327	4,565	0	1,366	-328	-60
3M	Other non EEA non Emerging countries	7,070	0	5,769	671	0	5,098	104	0
1Y		175	0	154	0	0	154	-38	0
2Y		69	0	33	0	0	33	3	0
3Y		27	0	0	0	0	0	-19	-14
5Y		238	0	169	160	0	9	-538	-26
10Y		148	0	0	78	0	0	31	0
15Y		18	0	0	0	0	0	-424	0
		7,745	0	6,125	910	0	5,294	-881	-40
3M	Asia	2,013	0	1,807	406	0	1,190	122	-230
1Y		1,347	0	1,214	197	0	944	14	-188
2Y		738	1	633	119	0	514	-3	142
3Y		731	9	645	0	0	645	-16	-188
5Y		1,066	2	964	0	0	964	-33	91
10Y		399	10	295	0	0	295	-7	-56
15Y		108	0	55	0	0	55	14	-19
		6,402	22	5,612	722	0	4,606	91	-448

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Middle and South America	1,190	0	944	0	0	944	-3,354	-80
1Y		343	0	223	0	0	223	-37	-293
2Y		391	0	262	0	0	262	213	195
3Y		207	0	80	0	0	80	1	522
5Y		325	0	58	0	0	58	4	54
10Y		335	0	77	0	0	77	110	-31
15Y		509	0	176	0	0	176	59	-146
		3,300	0	1,820	0	0	1,820	-3,005	221
3M	Eastern Europe non EEA	3	0	1	0	0	1	-1,099	138
1Y		96	0	96	0	0	96	0	-354
2Y		94	0	92	0	0	92	-32	244
3Y		187	0	175	0	0	69	9	2
5Y		59	12	39	0	0	39	-97	-292
10Y		118	0	98	0	0	98	4	-96
15Y		21	0	0	0	0	0	0	0
		578	12	500	0	0	394	-1,216	-359
3M	Others	11,160	0	11,153	0	0	356	-390	90
1Y		1,582	0	1,581	0	0	176	1	161
2Y		1,528	1,496	30	0	0	30	-10	-192
3Y		79	5	73	0	0	1	-17	13
5Y		693	255	410	0	0	79	42	96
10Y		1,171	1,102	26	0	0	26	-9	-107
15Y		16	0	14	0	0	14	3	0
		16,229	2,859	13,288	0	0	682	-380	61

	TOTAL	161,199	3,412	78,081	29,801	0	37,833	-5,060	-498

Notes and definitions
(1) The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(2) The exposures reported in this worksheet cover only exposures to central and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees (such exposures are however included in the total EAD reported in the worksheet "4 - EADs").

(3) According to the EBA methodologies, for the trading book assets banks have been allowed to offset only cash short positions having the same maturities (paragraph 202 of the Methodological note).